UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 7) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 6058-8688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.5% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), which is wholly owned by Premium Lead Company Limited (“Premium Lead”).

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 6-K furnished with the Securities and Exchange Commission on March 15, 2013.

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.5% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 6-K furnished with the Securities and Exchange Commission on March 15, 2013.

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
70.5% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 6-K furnished with the Securities and Exchange Commission on March 15, 2013.

This Amendment No. 7 amends the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 6 thereto, and is being filed on behalf of the Reporting Persons (as defined herein). The Reporting Persons hereby amend Items 2, 5 and 7 of the Schedule 13D as follows.

As a result of certain repurchases of Shares and ADSs effected by Ku6 during 2012, the number of Shares (including Shares represented by ADSs) outstanding decreased to 4,732,446,560 as of December 31, 2012 as set forth in its Form 6-K furnished with the Securities and Exchange Commission on March 15, 2013.  Accordingly, the percentage of Shares beneficially owned by certain Reporting Persons has increased while the number of Shares beneficially owned by them remain unchanged.

Item 2.                      Identity and Background

(a)-(c), (f)                           The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”), Shanda Media Group Limited (“Shanda Media”) and Premium Lead Company Limited (“Premium Lead”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda was incorporated with limited liability under the laws of the Cayman Islands.  Each of Shanda Media and Premium Lead was incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of Shanda and Shanda Media is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.  The principal office or business address for Premium Lead is Unit 403A, 4/F Golden Centre, 188 Des Voeux Road Central, Hong Kong.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and mobile games, online (internet and wireless value-added services) and offline literature publication, and online video.  Shanda Media is a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                      Interest in Securities of the Issuer

(a)–(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of December 31, 2012:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%

Shanda Media Group Limited	3,334,694,602	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%

Premium Lead Company Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 6-K furnished with the Securities and Exchange Commission on March 15, 2013.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c) During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.    Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated March 18, 2013 among Shanda Interactive Entertainment Limited, Shanda Media Group Limited and Premium Lead Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman, Chief Executive Officer and President
SHANDA MEDIA GROUP LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director
PREMIUM LEAD COMPANY LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen	PRC	Chairman of the Board and Chief Executive Officer
Qian Qian Chrissy Luo	Singapore	Director
Robert Chiu	Taiwan	President
Danian Chen	PRC	Director
Grace Wu	USA	Chief Financial Officer
John Lee	Hong Kong, PRC	Head of Tax
Jin Zhang	PRC	Senior Vice President
Haifa Zhu	PRC	Chief Investment Officer
Johnson Yao	PRC	Vice President

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director, Chief Executive Officer and President of Shanda Media.

DIRECTORS AND EXECUTIVE OFFICERS OF PREMIUM LEAD

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is Chairman, Chief Executive Officer and President of Premium Lead. Ms. Qian Qian Chrissy Luo, Director of Shanda, is a non-executive director of Premium Lead. Mr. Danian Chen, Director of Shanda, is a director and Chief Operating Officer of Premium Lead.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 18th day of March, 2013.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman, Chief Executive Officer and President
SHANDA MEDIA GROUP LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director
PREMIUM LEAD COMPANY LIMITED

March 18, 2013	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director